February 19, 2025

Enrique Lopez Lecube
Chief Financial Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina

       Re: Bioceres Crop Solutions Corp.
           Form 20-F for Fiscal Year Ended June 30, 2024
           File No. 001-38836
Dear Enrique Lopez Lecube:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services